Exhibit (c)(2)

Addendum to, but not part of, a fairness opinion dated 5/5/05 addressed to the Board of Directors of Refocus Group, Inc.

The Strategic Initiatives Committee (the "Special Committee") of the board of directors of Refocus retained Hill Schwartz Spilker Keller LLC ("HSSK") to render a financial fairness opinion to the Refocus board of directors in connection with the Go Private Action. At the meeting of the Refocus board of directors on May 5, 2005, we rendered our opinion that as of May 5, 2005, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the fractional shareholders in exchange for the consideration to be given by Refocus was fair from a financial point of view to such shareholders.

In connection with rendering its opinion, HSSK, among other things:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company;
(ii)	reviewed certain information relating to the business, earnings, cash flow, assets and prospects of Refocus furnished to us by the Company;
(iii)	conducted discussions and correspondence with management of Refocus concerning the Company's past and current operations and financial condition and the prospects of the Company;
(iv)	discussed certain strategic, financial and operational benefits anticipated from the Go Private Action with the Chairman of the Special Committee appointed by the Board;
(v)	reviewed certain financial forecasts of the Company prepared by the Company, and certain sensitivity cases prepared based on discussions with management of the Company;
(vi)	reviewed the impact of the Go Private Action on the Company's capitalization;
(vii)	reviewed the reported prices and trading activity for the Company's common stock;
(viii)

compared the financial performance of the Company and the prices and trading activity of the Company's common stock with that of certain other comparable publicly-traded companies and their securities;

(ix)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;
(x)	reviewed the Go Private Memos and certain related documents;
(xi)	reviewed the due diligence conducted by the Special Committee prior to its recommendation of the Go Private Action as summarized in the Go Private Memos; and
(xii)	performed such other analyses and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we relied upon the accuracy and completeness of all information supplied or otherwise made available to us or publicly available, and have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We relied upon the management of Refocus, without independent verification, as to the reasonableness and achievability of the financial and operating forecasts, projections and probabilities (and the assumptions and bases therefore) provided to them. We have assumed that such forecasts, projections and probabilities have been

Addendum to, but not part of, a fairness opinion dated 5/5/05 addressed to the Board of Directors of Refocus Group, Inc.

reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Refocus as to the expected future financial performance of the Company. We relied upon, without independent verification, the assessment by the management of Refocus of (i) the financial, strategic and other benefits expected to result from the Go Private Action, (ii) their ability to retain key employees of the Company, and (iii) the validity of, and risks associated with, the Company's existing and future technologies, intellectual property, products, services and business models, including the timing and scope of any associated risks or benefits. Our opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinion. We do not have any obligation to update, revise or reaffirm our opinion. We have assumed that there has been no material change in the Company's financial condition, results of operations, business or prospects since the date of the last financial statements available to us. We did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company, nor were we furnished with any such appraisals. In rendering our opinion, we did not consider the impact of changes in the regulatory environment in which the Company operates.

The following is a summary of the material financial analyses we performed in connection with the preparation of our opinion, dated May 5, 2005. Some of these summaries include information in tabular format. In order to understand fully the financial analyses we used, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Analysis of the Financial Position of Refocus. We considered the financial position of the Company as it existed as of May 5, 2005. We noted that the Company had received a recent cash infusion and additional funding commitments from Medcare Investment Fund III, Ltd. ("Medcare") which had allowed the Company to payoff its interest-bearing debt obligations, pay a sizable liability insurance premium, pay patent fees and otherwise continue its operations. As of April 30, 2005, the Company had a cash balance of approximately $5.2 million.

Impact on Capitalization of Refocus. We reviewed the impact that the Go Private Action will have on the capitalization of Refocus. We noted that approximately 510 shareholders (240 holders of record and 270 brokerage accounts) will hold fractional shares after the reverse stock split, resulting in approximately 354,000 pre-split shares being liquidated by the Company at an estimated cost of $124,000 plus transaction costs of $100,000.

Historical Share Price Analysis. We reviewed the historical trading prices and daily trading volume for the Refocus common stock for the twelve month period ended May 4,2005, the last trading day prior to the issuance date of our opinion. We noted that during the same twelve month period the closing price per share of Refocus common stock ranged from $0.09 to $0.73. We also noted that the average daily trading volume of the Refocus common shares was less than 25,000 shares for the twelve month period ended May 4, 2005, and that greater than thirty percent (30%) of the trading days had zero (0) shares traded.

				Daily Volume Average
Period From 5/4/05	Daily Closing Price
	High	Low	Average
1 week	$0.33	$0.21	$0.25	43,276
1 month	$0.33	$0.18	$0.21	23,835
3 months	$0.33	$0.09	$0.18	34,425
6 months	$0.33	$0.09	$0.18	30,468
12 months	$0.73	$0.09	$0.26	22,213

We noted that the closing price per share of Refocus common stock as of May 4,2005 was $0.33 (a one-

Addendum to, but not part of, a fairness opinion dated 5/5/05 addressed to the Board of Directors of Refocus Group, Inc.

day increase of 26.9%) and that the average closing price for the latest week and latest month was $0.25 and $0.21 per share, respectively. We further noted that the trading volume on May 4,2005 was less than 0.2% of the aggregate shares outstanding (preferred and common). In such situations of very low trading volumes, it is common to place more confidence in average trading prices rather than the latest closing price. We noted that the consideration from the Go Private Action was $0.35 per share (pre-split). This analysis indicated that the pre-split price per common share to be paid to Refocus pursuant to the Go Private Action represented:

•	A premium of 40.0% based on the $0.25 price paid by Medcare on March 1, 2005;
•	A premium of 6.1 % based on the closing market price on May 4, 2005;
•	A premium of 38.9% based on the latest one week average market price;
•	A premium of 63.5% based on the latest one month average market price;
•	A premium of 98.1 % based on the latest three months average market price;
•	A premium of 95.8% based on the latest six months average market price;
•	A premium of 32.5% based on the latest one year average market price.

Comparable Go Private Premium Analysis: We reviewed and analyzed certain publicly announced transactions whereby a public company was taken private. All of the observed transactions were announced or closed in the two years prior to May 5, 2005, and involved either 1) the purchase of 100% of the company's stock by a private entity, or 2) the purchase of most or all of the company's stock by a private group via a tender offer, after which the target company ceased to exist as a public entity. Of the 45 transactions we observed, four involved purchases by existing shareholders, all four of which owned minority interests of less than 20%. In all but one of the 45 transactions, a premium was paid over the public trading price of the company's stock, ranging from 2% to 336% premiums. The average premium was 59% and the median premium was 39%. We also reviewed additional studies that showed that premiums paid for acquiring a minority interest in a company (such as that proposed by the Go Private Action) are historically lower than premiums paid for a controlling or 100% interest in a company . We noted that the price consideration in the Go Private Action was a 40% premium over the recent Medcare investment price and a 39% premium over the latest one week average market price.

Comparable Company Analysis. We reviewed and analyzed certain public market trading multiples for companies similar to Refocus from a size and business mix perspective. Since the comparable companies analyzed had little or no sales and negative earnings, the multiples analyzed for these companies were limited to multiples of book value of assets and capital. The multiples analyzed included the aggregate market value of invested capital ("MVIC", defined as public market value of equity plus total book value of debt, total book value of preferred stock and minority interest) divided by book value of cash, MVIC divided by book value of total assets, and MVIC divided by book value of invested capital ("BVIC", defined as book value of equity plus total book value of debt, total book value of preferred stock and minority interest). We calculated the financial multiples and ratios based on publicly available financial data as of May 3,2005. For purposes of our analysis, we identified the following six (6) publicly traded corporations in the early-stage medical device industry:

Addendum to, but not part of, a fairness opinion dated 5/5/05 addressed to the Board of Directors of Refocus Group, Inc.

Status of
	Ticker	FDA Approval	Description
CABG Medical	CABG	Not yet approved	Artificial coronary artery bypass graft
Nephros	NEP	Not yet approved	Device that replaces kidney function
Northfield Laboratories	NFLD	Phase III	Alternative to transfused blood
ReGen Biologics	RGBI	Approved	Implant designed to regenerate knee tissue
Longport	LPTI	Approved	High resolution ultra sound imaging
BioTime	BTX	Some approved	Blood replacement solutions

A summary of the range of market trading multiples that we observed are set forth below:

		MVIC/
	MVIC/	Total	MVIC/
	Cash	Assets	BVIC
CABG Medical	2.5	2.4	2.4
Nephros	3.8	3.0	3.8
Northfield Laboratories	3.7	3.7	3.7
ReGen Biologics	5.7	5.5	6.0
Longport	9.8	3.4	10.2
BioTime	8.2	7.6	nm
Mean	5.6	4.3	5.2
Median	4.7	3.5	3.8
Refocus Group	2.8	2.6 [1]	2.4
I	[1]- MVIC/Total Assets for Refocus was computed excluding
booked intangible patent costs and non-compete agreement.

Using these ranges of multiples, we calculated an implied valuation range for Refocus by applying the selected ranges of multiples to the applicable Refocus financial statistic based on information publicly available. Based on such analysis, we calculated an implied valuation range for Refocus common stock of $0.21 to $0.32 per share. We noted that that the consideration from the Go Private Action was $0.35 per share (pre-split).

Although the foregoing companies were compared to Refocus for purposes of this analysis, we noted that no company utilized in this analysis is identical to Refocus because of differences between the operations, business mix, stage of development, and other characteristics of Refocus and the comparable companies. In evaluating the comparable companies, we made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Refocus and the industry generally.

Precedent Transactions Analysis. We compared publicly available information for selected transactions to the relevant financial statistics for Refocus based on publicly available information. The group of transactions consisted of four (4) selected medical device transactions. For each transaction, we analyzed, as of the announcement date of each transaction, the multiples implied by the transaction equity value divided by the aggregate value to the acquired company's total assets. We applied the selected range of multiples to the Refocus' total assets (adjusted to remove booked intangible patent costs and non-compete

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Addendum to, but not part of, a fairness opinion dated 5/5/05 addressed to the Board of Directors of Refocus Group, Inc.

agreement). The following table sets forth the acquisition transactions that were reviewed in connection with this analysis and their corresponding transaction multiples:

Buyer	Seller	Sale Price/ Total Assets
Conceptus	Microgyn	18.1
Cardiac Science	Cadent Medical Corp	30.2
Inverness Medical Technology	Integ Incorporated	6.1
Haemonetics Corp	Transfusion Technologies	1.5

	Mean	14.0
	Median	12.1

We then derived from these selected transactions a reference range of total asset multiples of 2.0x to 3.5x. In applying this range of multiples to the Refocus total assets (as adjusted) based on publicly available information, we calculated an implied valuation range for Refocus common stock of $0.19 to $0.36 per share. We noted that that the consideration from the Go Private Action was $0.35 per share (pre-split).

We noted that the merger and acquisition environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and micro economic factors such as industry results and growth expectations. We noted that no company or transaction reviewed was identical to the proposed Go Private Action and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of Refocus and other factors that would affect the acquisition values in the comparable transactions, including the size and demographics and economic characteristics of the markets of each company and the competitive environment in which it operates.

Discounted Cash Flow Analysis. Based on projections prepared by management of Refocus, we performed an eight year discounted cash flow analysis of the after-tax un levered net cash flows derived from Refocus for the years beginning May 1, 2005 through April 30, 2012, which included the assumed funding of all the future investment commitments. We performed this analysis based on the following projections: (i) financial forecasts and estimates provided by Refocus management, (ii) a downside case reflecting an assumed one-year delay in receiving final FDA approval on presbyopia, and (iii) an upside case assuming 10% higher revenues than management's forecast. We estimated a range of terminal values calculated as of April 30, 2012 based on a forward growth rate of 10% and discount rates ranging from 40% to 45%. We then discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates from 40% to 45%. We also made an adjustment for the non-controlling (minority) status of the shares subject to liquidation in the Go Private Action.

Based on the aforementioned projections and assumptions, the discounted cash flow analysis of Refocus yielded an implied valuation range of:

Implied Value Range per Share of
Refocus Common Stock
	Control	Minority
Refocus Management Estimates	$0.33 - $0.52	$0.23 - $0.36
Downside Case	$0.26 - $0.42	$0.18 - $0.30
Upside Case	$0.41 - $0.63	$0.29 - $0.44

Addendum to, but not part of, a fairness opinion dated 5/5/05 addressed to the Board of Directors of Refocus Group, Inc.

We noted that that the consideration from the Go Private Action was $0.35 per share (pre-split).

In addition to the preceding financial analyses, we reviewed the due diligence conducted by the Special Committee prior to its recommendation of the Go Private Action as summarized in the Go Private Memos. The Special Committee was appointed by the Board to investigate strategic business alternatives, including taking the Company private. We noted that the Committee and the Board considered both advantages (including ongoing cost savings, freeing up of management time, increased flexibility and increased confidentiality) and disadvantages (including reduced shareholder liquidity, reduced access to public capital markets, and one-time go private expenses) of going private. We also noted that several alternative transaction types were considered to affect the Go Private Action, both voluntary and involuntary, ultimately leading to the recommendation of a reverse/forward stock split.

In connection with review of the Go Private Action by the Special Committee and the Refocus board of directors, we performed a variety of financial and comparable analyses for purposes of rendering our opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor we considered, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, we believe that the summary provided and the analyses described above must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our analyses and opinion. In performing our analyses, we made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein. The analyses performed were prepared solely as part of our analyses of the fairness of the consideration to be paid by Refocus to the fractional shareholders pursuant to the terms of the Go Private Action, from a financial point of view, and were prepared in connection with the delivery of our opinion, dated May 5, 2005, to the Refocus board of directors.

Our opinion is one of many factors taken into consideration by the Refocus board of directors in making its determination to approve the proposed Go Private Action. The foregoing summary does not purport to be a complete description of the analyses performed by us.

As part of our financial advisory activities, we are experienced in the valuation of businesses and securities in connection with mergers and acquisitions, litigation, corporate, estate planning and reporting, and other purposes. Pursuant to an engagement letter dated April 14, 2005, Refocus agreed to pay us a fixed fee in connection with rendering a fairness opinion which is not contingent upon the completion of the Go Private Action. In addition, Refocus has agreed to indemnify us and our personnel from and against certain claims, liabilities, obligations, costs and expenses arising out of or relating to our engagement and any related transactions.